FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month Aug 2017 No. 4

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

On August 14 2017, the Registrant Announce DENSO Corporation utilized its
Advanced 0.18um SiGe Technology to Develop a 24GHz Rear and Side
Radar Sensor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: August 14, 2017	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz Announces DENSO Corporation utilized its Advanced 0.18um SiGe Technology to Develop a
24GHz Rear and Side Radar Sensor

Automotive radar market estimated to grow from $1.4B in 2014 to $5B by 2023

MIGDAL HAEMEK, Israel, August 14, 2017 ― TowerJazz, the global specialty foundry leader, announced today that its 0.18um advanced SiGe technology was used to develop a 24-GHz rear and side radar sensor for DENSO Corporation, a leading supplier of advanced automotive technology, systems and components for major automakers. This sensor, using TowerJazz’s submillimeter-wave technology, is used in the Toyota Camry that was released in North America in July and it will help enhance the vehicle safety system.

DENSO’s rear and side radar sensor system offers SRR (short range radar), enabled by TowerJazz’s advanced SiGe process, which helps alert the driver of vehicles approaching from behind when changing lanes and when reversing. It also helps perform automatic braking when reversing. According to Global Market Insights, the global automotive radar market size is estimated to exceed $5 billion by 2023. The advent of self-driven cars is anticipated to drive industry growth over the forecast period.

DENSO chose TowerJazz’s SBC18 process as this technology combines high-performance SiGe transistors for the transmission and reception of the radar signal together with 0.18um CMOS for the integration of digital control functions on a single chip. TowerJazz’s accurate models for first time success and automotive quality certification were also important factors in the decision.

“TowerJazz’s leading SiGe technology enabled us to create the collision avoidance system which is our flagship offering,” said Mr. Kazuma Natsume, Director, Advanced Safety Engineering Division 2, DENSO Corporation. “TowerJazz’s advanced process enabled the engineers to fully achieve the challenging specs required for next generation short range radar (SRR) for automotive applications. This solution allows DENSO to be a world leader in supplying collision avoidance systems for automotive safety.”

“We are very pleased and proud that our technologies enabled a partnership with DENSO providing a differentiated solution for vehicle safety system enhancement,” said Mr. Russell Ellwanger, Chief Executive Officer, TowerJazz. “We look forward to grow the partnership and the relationship with DENSO with this technology entering volume production and fanning out to multiple automobile models.”

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.
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TowerJazz Asia-Pacific Company Contact: Shoko Saimiya | Shoko.saimiya@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com